TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E.—SUITE 5200
ATLANTA, GEORGIA 30308-2216
404-885-3000 TELEPHONE
www.troutmansanders.com

July 10, 2014
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Geoff Kruczek

Re:    Atlanticus Holdings Corporation
Schedule TO-I
Filed June 23, 2014
File No. 005-85199

Dear Mr. Kruczek:
This letter is being submitted in response to an oral comment received from Geoff Kruczek of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by telephone on July 9, 2014 (the “Oral Comment”) with respect to the Schedule TO-I filed with the Commission by Atlanticus Holdings Corporation (the “Company”) on June 23, 2014.
We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth the Oral Comment in bold typeface and include the Company’s response below it. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated June 23, 2014, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company on June 23, 2014 (the “Offer to Purchase”). We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA BEIJING CHARLOTTE CHICAGO HONG KONG NEW YORK NORFOLK ORANGE COUNTY PORTLAND RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

TROUTMAN SANDERS
July 10, 2014

1.	Please provide your reasons for concluding that Exchange Act Rule 14e-5 does not apply to the proposed tender offer structure described in your response to comment 5 in our letter dated June 27, 2014.
Company Response:
We believe the proposed tender offer structure is subject to, and is fully compliant with, the requirements of Rule 14e-5 because (i) we are making a single tender offer for the Securities and, consistent with the rule, we will not make purchases of the Securities “except as part of the tender offer” and (ii) the proposed offer is consistent with the Commission’s public policy concerns underlying Rule 14e-5.
Rule 14e-5 provides that, as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities, from the time of the announcement of a tender offer until it expires, no covered person may directly or indirectly purchase or arrange to purchase any equity security that is the subject of a tender offer “except as part of the tender offer.” The proposed structure presents the Holders with a single offer document giving the holder two choices as to how to participate in the offer-the holder may tender in a modified Dutch auction subject to no minimum tender amount or tender at a higher fixed price subject to a minimum aggregate tender amount. Those two choices are part of a single offer that is fully compliant with the requirements of Rule 13e-4, including the all-holders and best-price requirements. In that light, it is our view that purchases by the Company of tendered securities, regardless of whether tendered into the modified Dutch auction or the fixed price option, would be part of “the tender offer” as contemplated by Rule 14e-5.
We believe our position is consistent with several Commission releases. In Release No. 34-42055 (October 22, 1999), pursuant to which Rule 10b-13 was amended and redesignated as Rule 14-e-5, the Commission indicated that the rule protects “investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” [emphasis added] We believe this text makes clear that the rule was intended to limit the ability of the offeror to make purchases outside of a tender offer, such as ours, that is Williams Act-compliant, but was not intended to limit the number of choices that could be presented to holders within such a tender offer. Further, in the adopting release for Rule 10b-13 (which was identical to Rule 14e-5 in all respects relevant to this letter), the Commission makes clear that the intent of the rule is to prohibit offers that are made on a private basis to the disadvantage of “public investors” (i.e., those to whom the public tender offer is made):
[M]oreover once the offer has been made, the rule removes any incentive on the part of the holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors. See Release No. 34-8712 (October 8, 1969) [emphasis added]
By its terms, Rule 14e-5 is intended to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer. We do not believe that those concerns are implicated by our proposed tender offer structure. We are not making different offers to some security holders that are not available to other security holders. We are making one offer with two choices to all of the Holders of the Securities. Also, the protections of the tender offer rules-including the all-

TROUTMAN SANDERS
July 10, 2014

holders and best-price requirements-apply to both choices under our proposed tender offer structure.
Therefore, we respectfully submit that the public policy concerns underlying Rule 14e-5 are not implicated by our proposed tender offer. To the contrary, if the Staff requires us to eliminate one of the choices that we propose to offer, the investors that the rule was intended to protect would be adversely affected by denying them optionality and possibly higher consideration for the Securities.
Moreover, we believe that our conclusion that the proposed offer is consistent with Rule 14e-5 is supported by Release No. 33-6653 (July 11, 1986), pursuant to which, among other things, the all-holders and best-price requirements were adopted. In this release, the Commission states that a single tender offer can include the choice of alternative types of consideration. In fact, the Commission states that “the types of consideration offered need not be substantially equivalent in value,” so long as security holders are “afforded the right to elect among all types of consideration offered.” This release further states that “the requirement that each alternative form of consideration must be offered to each security holder is not intended to prohibit a bidder or issuer from imposing limitations on the amount of each type of consideration that will be available for payment, if such limitations are disclosed and if a proration mechanism is employed in the case of oversubscription.” Also, this release states that “[t]he Commission will not object if an offeror affords security holders an opportunity to elect to receive only one type of consideration in lieu of proration or to have ‘all or none’ of their shares accepted for payment.” This release was promulgated after the adoption of Rule 10b-13, the predecessor to Rule 14e-5.
We believe the choices we would offer Holders are analogous to the different types of consideration described in Release No. 33-6653 that offerors can provide in a tender offer. As is required in a tender offer providing for alternative types of consideration, we plan to afford all Holders the right to elect between the choices that we propose to offer in our tender offer. Further, the minimum aggregate tender condition to our fixed price choice is similar to a limitation on the amount of each type of consideration available for payment in a tender offer providing for alternative types of consideration. Finally, the opportunity to elect to have “all or none” of a holder’s securities accepted for payment in an offer with alternative forms of consideration is similar to a Holder of the Securities tendering under the fixed price choice because the Holder would not have any of it Securities purchased if it did not receive its preferred consideration (i.e., the higher fixed price).
Further, we believe that we are making a single offer for the Securities and will not make purchases of the Securities “except as part of the tender offer.” We believe that the integration doctrine is instructive on this point. Although the integration doctrine was developed to determine whether registration under Section 5 of the Securities Act of 1933, as amended, is required or an exemption is available for an offering, we note that the analytical framework of the integration doctrine has been used to rebut the application of Rule 14e-5 to an issuer tender offer involving multiple transactions.
The integration doctrine provides an analytical framework for determining whether multiple securities transactions should be considered part of the same offering. In the 1960s, the Commission issued two interpretive releases identifying five factors to consider in determining whether two or more offerings should be integrated. See Release No. 33-4434 (December 6, 1961) and Release No. 33-4552 (November 6, 1962); see also Release No. 33-7943 (January 26, 2001).

TROUTMAN SANDERS
July 10, 2014

The five factors are whether (1) the different offerings are part of a single plan, (2) the offerings involve the same class of securities, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, and (5) the offerings are made for the same general purpose.
We believe that the application of these factors to our tender offer supports the conclusion that the choices under our tender offer are part of one integrated offering and, thus, are consistent with Rule 14e-5. First, the two choices available under our proposed structure are part of a single plan and are available to all Holders. Also, the two choices will be described in one set of integrated offering materials that are provided to all Holders. Second, the two choices apply to the same Securities. Third, the dates and times applicable to every aspect of the two choices are identical. Fourth, cash is the type of consideration to be received under both choices. Also, the Company will apply the best-price requirement to both choices; thus, the Company will pay the same amount of cash for all Securities purchased pursuant to the tender offer. Fifth, the purchase of Securities under both choices is for the same general purpose-to reduce the principal amount of our outstanding indebtedness.
We also do not believe that there is any opportunity for misunderstanding or confusion on the part of the Holders. The most recent round of Form 13F filings indicates that approximately 98% of the outstanding Securities are held by just 15 institutions. Each of the institutions is a highly sophisticated investor with ample expertise to analyze the offer and reach an appropriate investment decision.
As we have previously referenced, we plan to describe our proposed tender offer structure in a supplement or amendment to the Offer to Purchase. In order to clarify the point raised by this comment, we plan to describe the options available to Holders as choices, rather than offers, in such supplement or amendment.
* * * * *

TROUTMAN SANDERS
July 10, 2014

The Company appreciates the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Rohit Kirpalani (Atlanticus Holdings Corporation)
W. Brinkley Dickerson, Jr. (Troutman Sanders LLP)